

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 7, 2010

James M. Rutledge
Executive Vice President and Chief Financial Officer
Clean Harbors, Inc.
42 Longwater Dr.
Norwell, MA 02061-9149

> **Re: Clean Harbors, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the period ended September 30, 2010**
> **File No. 1-34223**

Dear Mr. Rutledge:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

<u>Audited Financial Statements</u>

<u>Note 2 – Significant Accounting Policies, page 65</u>

2. Your disclosures on pages 6-9 indicate that you generate revenue by performing a variety of different services. However, your revenue recognition accounting policy is

rather broad and generic. Please revise your accounting policy footnote to provide a more enhanced discussion of your revenue recognition policies for each type of material service that you perform.

3. Please revise your property, plant and equipment accounting policy to explain the nature of camp equipment assets and how they are used in your business.

4. Please quantify for us the amount of capitalized legal costs as of December 31, 2009 and 2008 associated with the defense of your right to accept certain waste under validly issued permits. Please also tell us the accounting literature you relied upon to support this accounting treatment.

Note 10 – Financing Arrangements, page 89

5. Please revise your disclosures to describe the specific terms of any material debt covenants associated with your senior secured notes.   For any material debt covenants where it is reasonably likely that you may fail the covenant, please also disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts.   In addition, please disclose, if any, the existence of cross default provisions that could cause issues with other debt agreements absent a waiver.

Note 18 - Commitments and Contingencies, page 106

6. We note from your disclosures in footnotes eight and nine that you are involved in a number of landfill closure activities, remediation activities and various other environmental regulatory and/or litigation issues. It appears that you describe only a portion of those issues in your legal and administrative proceedings disclosures starting on page 106. Please address the following:
   - Explain how you determined the regulatory and/or litigation issues to describe in this footnote.
   - Tell us why you have not provided disclosures about your remediation activities for sites that are material to your remedial liability, for example, the closed incinerator in Bridgeport, NJ and the open treatment facility in San Jose, CA.
   - Revise your filing to more fully explain how the amounts presented in this footnote relate to the amounts presented in footnotes eight and nine. For example, you indicate on page 107 that you are indemnified against any damages that you might suffer in connection with CH El Dorado to the extent that such damages are not fully covered by insurance or reserves established at the time of acquisition. However, on page 88, you disclose accrued remedial liabilities of $7.6 million and $684,000 of reasonably possible additional losses related to this site. It is unclear why these liabilities are necessary if you have indemnification for this site.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Unaudited Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 6

7. You performed an interim impairment test for the Exploration Segment as of
    September 30, 2010 since actual results for this segment during the first nine months
    of 2010 were less than originally forecast. Please revise your MD&A to explain why
    the Exploration Segment results were less than forecast, quantify the extent to which
    the forecast was not met, and the factors you considered in determining that goodwill
    of $8.7 million associated with this segment was not impaired as of September 30,
    2010. In future filings, if any of your reporting units have estimated fair values that
    are not substantially in excess of the carrying value and to the extent that goodwill for
    these reporting units, in the aggregate or individually, if impaired, could materially
    impact your operating results or total shareholder's equity, please provide the
    following disclosures for each of these reporting units in future filings:
    *   Identify the reporting unit;
    *   The percentage by which fair value exceeds the carrying value as of the most-
        recent step-one test;
    *   The amount of goodwill;
    *   A discussion of the uncertainty associated with the key assumptions; and
    *   A discussion of any potential events and/or circumstances that could have a
        negative effect to the estimated fair value.
    If you have determined that the estimated fair value substantially exceeds the carrying
    value for all of your reporting units, please disclose this determination. Please refer
    to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's
    Codification of Financial Reporting Policies for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:
    *   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;
    *   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

James M. Rutledge
Clean Harbors, Inc.
December 7, 2010
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3689 if you have questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant